Exhibit 21.1

SUBSIDIARIES OF LENDINGTREE, INC.

Name	Jurisdiction of Formation
LendingTree, LLC	DE
Tree BU Holding Company, Inc.	DE
DegreeTree, Inc.	DE
Home Loan Center, Inc.	CA
HLC Escrow, Inc.	CA
LT Real Estate, Inc.	DE